
MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

AM 5-17-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05041544

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41912

SEC MAIL PROCESSING SECTION RECEIVED MAY 0 6 2005 WASH., D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Old Colony Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Summer Street
(No. and Street)

PROCESSED JUN 15 2005 FINANCIAL

Boston, (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry W. Murphy 405/821-7015
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name — *if individual, state last, first, middle name*)

32 Kearney Road (Address) Needham Heights, (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Barry W. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Colony Investment Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

ANNUAL AUDITED REPORT

Year Ended December 31, 2004

Contents


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDER
OLD COLONY INVESTMENT GROUP, INC.
Boston, MA

We have audited the accompany statement of financial condition of Old Colony Investment Group, Inc. as of December 31, 2004 and the related statements of income, changes in ownership equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility it to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Colony Investment Group, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Morris + Morris, P.C.

Needham Heights, Massachusetts
March 24, 2005

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2004

ASSETS

	Allowable	Total
Cash	$ 6,535	$ 6,535
TOTAL ASSETS	$ 6,535	$ 6,535

The accompanying notes and independent auditors' report are an integral part of the financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2004

LIABILITIES

Total Liabilities	$ 456

OWNERSHIP EQUITY

Corporation:	
Common Stock	$ 250
Additional Paid-In Capital	58,592
Retained Earnings	(22,087)
Total	$36,755
Less: Capital Stock in Treasury	(30,676)
Total Ownership Equity	6,079
Total Liabilities and Ownership Equity	$ 6,079

The accompanying notes and independent auditors' report are an integral part of the financial statements.


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2004

STATEMENT OF INCOME (LOSS)

EXPENSES	
Regulatory Fees	$ 810
Other Expenses	719
Total Expenses	$ 1,529

NET INCOME (LOSS)	
Net (Loss) Before Federal Income Taxes and Items Below	$ (1,529)
Net (Loss) After Federal Income Taxes and Extraordinary Items	$ (1,529)

The accompanying notes and independent auditors' report are an integral part of the financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2004

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Balance, Beginning of Period	$ 6,673
Capital Contributions	935
Net (Loss)	(1,529)
Balance, End of Period	$ 6,079

The accompanying notes and independent auditors' report
are an integral part of the financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Operating Activities:	
Net (Loss)	$ (1,529)
Increase in Liabilities	456
Net Cash (Used for) Operating Activities	(1,073)
Investing Activities	-
Financing Activities:	
Capital Contributions	935
Net Cash Provided by Financing Activities	935
Net (Decrease) in Cash	(138)
Cash, Beginning of the Year	6,673
Cash, End of the Year	$ 6,535

The accompanying notes and independent auditors' report are an integral part of the financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS

Old Colony Investment Group, Inc. is engaged in the business of providing discount brokerage services. The Company does not directly hold accounts for its clients and operates on fully disclosed basis.

ACCOUNTING POLICIES

The Company's policy is to prepare its financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned and expenses and loss are recognized when incurred. Financial statements items are recorded at historical costs and often involve the utilization of estimates. Consequently, financial statement items do not necessarily represent current values.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The significant accounting policies utilized by the Company are described below:

CLEARING AGREEMENTS

The Company has a clearing agreement with National Financial Services, LLC, whereby, National Financial Services, LLC clears transactions for Company customers and carries the accounts of such customers on a fully disclosed basis as customers of National Financial Services, LLC. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, hold cash or securities in connection with such transactions.

SECURITY TRANSACTIONS AND RECOGNITION OF INCOME

Security transactions and the recognition of related income and expense are recorded on a trade date basis.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. Under these rules the ratio of aggregate indebtedness to net capital must not exceed 15 to 1, and the Company must maintain net capital of $5,000. The Company's net capital was $6,079 and the Company's net capital ratio was .1 to 1 at December 31, 2004.

CASH EQUIVALENTS

The Company has established a policy of defining cash equivalents as all highly liquid investments with a maturity of three months or less. The Company has money market accounts with various business financial companies which have significant cash balances.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total Ownership Equity from Statement of Financial Condition	$ 6,079
Total Ownership Equity Qualified for Net Capital	6,079
Total Capital and Subordinated Liabilities	6,079
Net Capital Before Haircuts on Securities Positions	6,079
Net Capital	$ 6,079

The accompanying notes and independent auditors' report
are an integral part of the financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement of Subsidiaries Computed in Accordance with Note A.	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 1,079
Excess Net Capital at 1000%	$ 6,079

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. Liabilities from Statement of Financial Condition	$ 456
Total Aggregate Indebtedness	$ 456
Percentage of Aggregate Indebtedness to Net Capital	0.1

The accompanying notes and independent auditors' report are an integral part of the financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2004

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

> (k)(2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services, LLC

The accompanying notes and independent auditors' report are an integral part of the financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

OLD COLONY INVESTMENT GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2004

The only difference existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS IIA is an accrual for state income taxes of $456.



INDEPENDENT AUDITOR'S REPORT

ON INTERNAL CONTROL

REQUIRED BY SEC RULE 17 A-5

To the Shareholder of
Old Colony Investment Group, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Old Colony Investment Group, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Old Colony Investment Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902




MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Old Colony Investment Group, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the commission's objectives.

This report is intended solely for the use of management, the securities and exchange commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Morris + Morris, P.C.

Needham Heights, Massachusetts
March 24, 2005